August 28, 2014

Re:                             Cobalt International Energy, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2013 (the “Form 10-K”)
Filed February 27, 2014

File No. 1-34579

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Hiller:

This letter is in response to your letter dated August 21, 2014.  We have set forth your comments followed by the Company’s response.  The terms “we,” “us” and “our” used herein also refer to the Company.

Form 10-K for the Fiscal Year ended December 31, 2013

Business, page 3

West Africa, page 5

1.                                Within the discussion of the Cameia project you explain that you continue to advance through the project development life-cycle following the drilling of the successful Cameia #2 appraisal well, which has shown lateral continuity within the reservoir originally encountered by your Cameia #1 exploration well. Given the successful well drilled at Cameia #2, please clarify the nature of the amounts identified as dry-hole expense for the ‘Cameia #2 drill stem test’ within the table on page 74.

The amounts identified as dry-hole expense for the Cameia #2 drill stem test within the table on page 74 relate to the costs associated with the Cameia #2 drill stem test, which tested a geologic zone that was unconnected to and beneath the pay zone reservoirs encountered by both the Cameia #1 and Cameia #2 wells.  The Cameia #2 drill stem test was unsuccessful in flowing measurable hydrocarbons from such lower geologic zone.  We respectfully note the disclosure on page 28 of our Form 10-Q for the quarter ended March 31, 2013, in which the majority of the expenses related to the Cameia #2 drill stem test were incurred.  However, in order to clarify the nature of the amounts identified as dry hole expense for the Cameia #2 drill stem test, in future filings in which these expenses are included, we will include a clarifying footnote such as the following:

“The amounts listed above and charged to dry hole expense for the Cameia #2 drill stem test only relate to the costs associated with the testing of a geologic zone beneath the pay zone reservoirs encountered by the Cameia #1 and Cameia #2 wells.”

Mr. Karl Hiller	2	August 28, 2014

Closing Comments

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (713) 579-9100.

Sincerely,

/s/ John P. Wilkirson

John P. Wilkirson
Chief Financial Officer and Executive Vice President

cc:                                                        Joseph H. Bryant

Jeffrey A. Starzec, Esq.

Richard D. Truesdell, Jr., Esq.

Byron B. Rooney, Esq.